SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 1999

                          PANAMERICAN BEVERAGES, INC.

                (Translation of registrant's name into English)

             Tiburcio Montiel No. 15, Col. San Miguel Chapultepec,
                        C.P. 11850 Mexico, D.F., Mexico

                   (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  x                       Form 40-F
                            ---                                -----

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                 No  x
                       ----                              ---


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                               Table of Contents

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Press Release dated November 1, 1999: Panamco
   Reports Third Quarter 1999 Financial Results.........................      3
Signatures..............................................................     13